UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-89452-01

Capital One Auto Finance Trust 2002-C/Capital One Auto Finance Receivables, LLC

(Exact name of Registrant as specified in its charter)

1680 Capital One Drive, McLean, Virginia 22102, (703) 720-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Capital One Auto Finance Trust 2002-C, Class A-1 Asset-Backed Notes, Class A-2
Asset Backed Notes, Class A-3-A Asset Backed Notes, Class A-3-B Asset Backed
Notes and Class A-4 Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a)(2) (i)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 15d-6	[X]
Rule 12h-3 (b) (1) (i)

Approximate number of holders of record as of the certification or notice date:1

Pursuant to the requirements of the Securities Exchange Act of 1934 Capital One Auto Receivables, LLC, as Registrant, with respect to Capital One Auto Finance Trust 2002-C, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2003	By: /s/ Jeffery A. Elswick

Jeffery A. Elswick President, Treasurer and Secretary Capital One Auto Receivables, LLC (Registrant)